Exhibit 2.3.1

Amendment to the Branch Purchase and Deposit Assumption Agreement, dated July 7, 2004, between Matrix Capital Bank, a federal savings bank, and AccessBank, a federal savings bank

Amendment was transmitted and agreed to via e-mail between Don K. Padgett, President, AccessBank, and Patrick Howard, Executive Vice President and Chief Operating Officer, Matrix Capital Bank, on September 30, 2004.

Section 5.01 Date of Closing is amended to read “5.01 Date of Closing . The closing of the transactions contemplated hereby (the “Closing”) shall take place at a mutually agreed time and place on a Business Day within 45 days following the satisfaction (or waiver, when appropriate) of all conditions, including the receipt of all required regulatory approvals for the transactions provided for herein,…”

Section 15 Termination of Agreement. is amended to read “(b) By the Purchaser in writing if any of the conditions precedent to the obligations of the Purchaser contained in Section 12 of this Agreement or the conditions of the obligations of the parties contained in Section 11 of this Agreement shall not have been satisfied prior to November 2, 2004.”

AND “(d) By the Seller in writing if any of the conditions precedent to the obligations of the Seller contained in Section 13 of this Agreement or the conditions to the obligations of the parties contained in Section 11 of this Agreement shall not have been satisfied prior to November 2, 2004.”